UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) of the securities exchange act of 1934

For the fiscal year ended December 31, 2021

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                    to

Commission file number 0-51813

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

Liquidity Services, Inc. 401k Profit Sharing Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Liquidity Services, Inc.
6931 Arlington Road, Suite 200
Bethesda, MD, 20814

Liquidity Services, Inc. 401k Profit Sharing Plan

* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator of the Liquidity Services, Inc. 401(k) Profit Sharing Plan:
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Liquidity Services, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2021, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Schedule
The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Caron & Bletzer, PLLC

We have served as the Plan’s auditor since 2022.
Kingston, NH
June 16, 2022

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the Liquidity Services, Inc. 401K Profit Sharing Plan
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of Liquidity Services, Inc. 401K Profit Sharing Plan (the Plan) as of December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We served as the Plan's auditor from 2008 to 2021.
Tysons, Virginia
June 17, 2021

Liquidity Services, Inc. 401k Profit Sharing Plan
Statements of Net Assets Available for Benefits

	December 31
	2021	2020
Assets
Investments, at fair value	$66,444,602	$58,969,249
Receivables:
Employer contributions	925,070	312,991
Notes receivable from participants	401,083	499,312
Total receivables	1,326,153	812,303
Total assets	67,770,755	59,781,552
Net assets available for benefits	$67,770,755	$59,781,552

The accompanying notes are an integral part of these financial statements.

Liquidity Services, Inc. 401k Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2021
Additions:
Contributions:
Participants	$2,934,372
Employer	925,070
Rollovers	749,424
Total contributions	4,608,866

Investment (loss) income:
Dividend and interest income	2,623,921
Net realized and unrealized appreciation in the fair value of investments	6,158,083
Investment income	8,782,004

Interest income from notes receivable from participants	27,426
Total additions	13,418,296

Deductions:
Benefits paid	5,380,309
Administrative and other expenses	48,784
Total deductions	5,429,093

Net increase	7,989,203

Net assets available for benefits
Beginning of year	59,781,552
End of year	$67,770,755

The accompanying notes are an integral part of these financial statements.

Liquidity Services, Inc. 401k Profit Sharing Plan
Notes to the Financial Statements
As of December 31, 2021 and 2020, and for the Year Ended December 31, 2021

1. Description of Plan

General

The following description of the Liquidity Services, Inc. 401k Profit Sharing Plan (the Plan) provides only general information. Liquidity Services, Inc. (the Company or LSI) is the plan sponsor. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering substantially all US employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (Code) as amended by the Tax Reform Act of 1986 and subsequent legislation. Except for the exclusions noted within the Basic Plan Document No. 17 and Adoption Agreement No. 001, all U.S. employees age eighteen and older are eligible to contribute to the Plan beginning on the first of the month following the date of hire.

Transfer of Assets to the Plan

On November 1, 2021, the Company acquired Bid4Assets, Inc. (Bid4Assets). As a result, employees of Bid4Assets became eligible to participate in the Plan beginning on January 1, 2022, at which time participants were able to rollover their previous plan account balances and/or participant loan balances into the Plan.

Contributions

Participants may contribute, on a pre-tax or after-tax basis, up to 75% of their eligible earnings up to the maximum amount allowable by the Code ($19,500 for 2021 and 2020). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Rollover contributions from other qualified plans are permitted. Participants direct the investment of their contribution into various investment options offered by the Plan.

During the Plan year ended December 31, 2020, through April 2020, the plan was a safe harbor 401(k) plan. Employer safe harbor matching contributions were equal to 100% of the first 3% of eligible compensation and 50% of the next 2% of eligible compensation, contributed to the Plan as deferral contributions. Participants 100% vested in these employer safe harbor matching contributions when they were made. Participants were given written notice describing their rights and obligations under the Plan generally 30 days to 90 days prior to the beginning of Plan years for which contributions were made. The Company was also allowed to make discretionary non-elective contributions. No such contributions were made through April 2020.

On April 20, 2020, and effective starting with the first payroll in May 2020, the Company changed its employer contributions from a safe harbor matching program to discretionary matching contributions and qualified non-elective contributions ("QNEC"). Included in Employer contributions receivable as of December 31, 2021, are $907,596 and $17,474, related to discretionary profit sharing and QNEC contributions, respectively. To be eligible to receive a discretionary match for the Plan year ended December 31, 2020, a participant must have contributed to the Plan during the Plan year. For Plan years beyond 2020, a participant must contribute to the Plan during the Plan year and be an active employee on the last day of the Plan year.

During the year ended December 31, 2021, the Plan implemented an auto-enrollment provision whereby all new eligible employees are automatically enrolled in the Plan during the first of the month following 30 days of service unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their pre-tax deferral rate set at 5% of eligible compensation and their contributions invested in the Target Date Fund that corresponds most closely with the year the participant will turn age 65, until changed by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and the allocations of the Plan's earnings. The Plan’s earnings are allocated to each participant in the ratio that each such participant’s account balance for each fund bears to the total balance in that fund of all eligible participants on the date of each such allocation. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Liquidity Services, Inc. 401k Profit Sharing Plan
Notes to the Financial Statements (continued)
Vesting

Participants are vested immediately in their contributions and the Company’s Safe Harbor matching contributions plus actual earnings thereon, and such amounts are nonforfeitable. Participants are fully vested in the Company’s non-elective discretionary contributions after three years. In the event the company has an annual discretionary match, those matches will vest 100% after one year of service. If someone already has one year of service at the time of the discretionary matching contribution, their match will vest immediately.

Payment of Benefits

On termination of service due to death, total disability, or retirement, a participant’s account shall be distributed in a lump-sum payment equal to the value of the participant’s account balance. Upon reaching age 59 ½, participants are permitted to withdraw upon request all or any portion of their account balance. On termination of employment, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Subject to certain restrictions, participants may also withdraw from their account for financial hardships. Upon distribution of benefits to a participant, any unvested amounts are forfeited to the Plan and may be used to reduce future Company contributions or pay for plan expenses. As of December 31, 2021 and 2020, the balance of forfeited funds was $1,559 and $716, respectively. Forfeitures used to reduce Company contributions for 2021 and 2020, were $0 and $1,523, respectively. Forfeitures used to pay for administrative expenses for 2021 and 2020, were $41 and $0, respectively. In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must provide representation of insufficient cash or sufficient assets reasonably available to satisfy the financial need.

On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), which allowed participants who were currently receiving required minimum distributions the option to waive their 2020 distribution and participants who were due to receive the first required distribution in 2020 had their distribution automatically waived. The ability to request special waivers with respect to required minimum distributions under the CARES Act ended on December 31, 2020.

Investment Funds

At December 31, 2021 and 2020, all Plan investments were held by Fidelity Management Trust Company (Fidelity), the trustee of the Plan.

Company Stock Fund

The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund allows real time stock processing and may also hold cash in order to process transactions, although this is expected to be a small percentage of the fund.

The Plan limits the amount a participant can invest in the Company Stock Fund to 30% to encourage diversification of participants’ accounts. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 30% of the participant’s total account balance being invested in the Company Stock Fund.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised.

Liquidity Services, Inc. 401k Profit Sharing Plan
Notes to the Financial Statements (continued)
Participant Loans

Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000, or 50% of their account balance, per the provisions set forth in the Plan document. Participants may have no more than one loan at a time. Loans are issued with repayment terms that do not exceed 60 months, are secured by the balance in the participant’s account, and bear interest at the prime rate as reported by Thomson Reuters plus 1%. In the event the loan proceeds are to be applied to the purchase of the applicant’s primary residence, the loan duration may exceed five years.

Under the CARES Act, participants could request a delay of note repayments for amounts otherwise due between March 27, 2020 and December 31, 2020, with the unpaid interest being re-amortized across the remainder of the loan and payments re-commencing in January 2021.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue the Company’s contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as professional and loan fees and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 and 2020. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Mutual funds and Company stock are valued based on quoted market prices in an active market. See Note 3 Fair Value Measurements, for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net realized and unrealized appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Liquidity Services, Inc. 401k Profit Sharing Plan
Notes to the Financial Statements (continued)
Administrative Expenses

Administrative expenses generally consist of record keeping and Fidelity Management Trust Company fees. Substantially all of the Plan's administrative expenses are paid by the employee. Administrative expenses included in the Statement of changes in net assets available for benefits are expenses that have been specifically identified as expenses of the Plan.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•Level 1 - Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
•Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in markets that are not active;
•Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•Level 3 - Inputs to the valuation methodology are unobservable inputs for the asset or liability (i.e., supported by little or no market activity) and significant to the fair value measurement.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

We value our mutual funds, common trust funds and company stock held at fair value using the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds and company stock that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. Common trust funds are also valued based upon their daily net asset value and can be traded daily. The mutual funds, common trusts and company stock held by the Plan are actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other markets participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Company stock	$449,714	$—	$—	$449,714
Mutual funds	32,195,204	—	—	32,195,204
Common trust funds	33,799,684	—	—	33,799,684
Total assets at fair value	$66,444,602	$—	$—	$66,444,602

Liquidity Services, Inc. 401k Profit Sharing Plan
Notes to the Financial Statements (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Company stock	$633,781	$—	$—	$633,781
Mutual funds	32,856,575	—	—	32,856,575
Common trust funds	25,478,893	—	—	25,478,893
Total assets at fair value	$58,969,249	$—	$—	$58,969,249

4. Income Tax Status

The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (IRS) dated March 31, 2014, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (the Code) and, therefore, the related trust is tax-exempt. The plan administrator has determined that it is eligible to, and has chosen to, rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Investment Risks

The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participant’s account balance and the amounts reported in the statement of net assets available for benefits.

6. Parties-in-interest Transactions

The Plan holds mutual funds managed by Fidelity Management Trust Company, the trustee and record keeper for the Plan. The Plan also holds common stock of the Company. At December 31, 2021, the Plan held shares of the Company valued at $448,713. At December 31, 2020, the Plan held shares of the Company valued at $632,800. No dividends were received from shares of the Company during the year ended December 31, 2021. These transactions qualify as parties-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

Liquidity Services, Inc. 401k Profit Sharing Plan
Supplemental Schedule

Form 5500, Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2021
EIN: 52-2209244

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

CIT: Stable Value Fund I1	Common trust fund	*	2,776,182
CIT: Emerging Markets Fund I1	Common trust fund	*	293,227
ClearBridge Large Cap Growth Class I1	Common trust fund	*	6,304,493
flexPATH Index Aggressive 2025 Fund I1	Common trust fund	*	16,459
flexPATH Index Aggressive 2035 Fund I1	Common trust fund	*	774,027
flexPATH Index Aggressive 2045 Fund I1	Common trust fund	*	382,574
flexPATH Index Aggressive 2055 Fund I1	Common trust fund	*	14,274
flexPATH Index Conservative 2025 Fund I1	Common trust fund	*	5,876
flexPATH Index Conservative 2045 Fund I1	Common trust fund	*	16,779
flexPATH Index Conservative 2055 Fund I1	Common trust fund	*	12,198
flexPATH Index Moderate Retirement Fund I1	Common trust fund	*	1,205,655
flexPATH Index Moderate 2025 Fund I1	Common trust fund	*	4,321,607
flexPATH Index Moderate 2035 Fund I1	Common trust fund	*	5,783,085
flexPATH Index Moderate 2045 Fund I1	Common trust fund	*	7,740,305
flexPATH Index Moderate 2055 Fund I1	Common trust fund	*	1,526,274
Lord Abbett Core Bond Fund Class I1	Common trust fund	*	1,699,955
Putnam Large Cap Value Fund Fee Class I1	Common trust fund	*	926,714
Liquidity Services:
Liquidity Services**	Company stock	*	448,713
Stock Purchase Account***	Company stock	*	1,001
Carillon Eagle Mid Cap Growth Fund	Mutual fund	*	1,951,254
Delaware Small Cap Value Fund Institutional Class	Mutual fund	*	1,169,883
PIMCO Real Return Fund Institutional Class	Mutual fund	*	868,212
T. Rowe Price New Horizons	Mutual fund	*	10,211,972
T. Rowe Price Overseas Stock	Mutual fund	*	1,524,735
Virtus Ceredex Mid-Cap Value Equity Fund Class R6	Mutual fund	*	934,556
Fidelity 500 Index Fund**	Mutual fund	*	8,399,738
Fidelity Extended Market Index**	Mutual fund	*	2,015,325
Fidelity International Index Fund**	Mutual fund	*	762,476
Fidelity Puritan Fund**	Mutual fund	*	3,495,071
Fidelity US Bond Index Fund**	Mutual fund	*	861,982
			66,444,602

Liquidity Services, Inc. 401k Profit Sharing Plan

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

Participant loans**	Interest rates from 4.25% to 6.50%; varying maturities	-	401,083

	Total investments		$66,845,685

 *   Cost information is not required. All assets are participant directed.

** Represents a party-in-interest

*** The stock purchase account may consist of the stock fund and or the Fidelity Cash Reserves and is a money market fund that is used as a plan-level account in the recordkeeping of the purchase and sales of fractional share of employer stock. Participants cannot invest their account balances in this fund.

Liquidity Services, Inc. 401k Profit Sharing Plan
Exhibit Index

Exhibit Number	Description
23.1	Consent of Caron & Bletzer, PLLC, Independent Registered Public Accounting Firm
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Signature

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Liquidity Services, Inc. 401(k) Profit Sharing Plan (on behalf of Liquidity Services, Inc. 401k Profit Sharing Plan)

Date: June 16, 2022

By:	/s/ NOVELETTE MURRAY
Novelette Murray
Trustee